Exhibit 3.16(b)

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF CBREI MANAGER, L.L.C.

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of CBREI Manager, L.L.C., a Delaware limited liability company (the “Company”), is entered into by CB Richard Ellis Investors, L.L.C., a Delaware limited liability company, as the sole member of the Company (the “Member”), this 30th day of January 2003.

WHEREAS, the Company was formed pursuant to a Certificate of Formation, dated as of December 19, 2002, which as filed for recordation in the office of the Secretary of State of Delaware on December 19, 2002 (the “Certificate of Formation”); and

WHEREAS, the party hereto hereby amends and restates that certain Limited Liability Company Agreement of the Company, dated as of December 20, 2002, in accordance with the terms thereof.

NOW THEREFORE, the party hereto, intending to be legally bound, hereby agrees, effective as of the date and time of formation of the Company, as follows:

FIRST: The name of the Company is CBREI Manager, L.L.C.

SECOND: The business and purpose of the Company is (a) serving as the manager (within the meaning of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (the “Act”)) of 41st Street Holdings, L.L.C. (“41 Street”), (b) serving as a member (within the meaning of the Act) of 222 Holdings, L.L.C. and (c) engaging in such additional or other activities and conducting such other transactions related or incidental to the foregoing as the Member shall deem necessary or advisable, all upon the terms and conditions set forth in this Agreement.

THIRD: The principal place of business of the Company will initially be 865 South Figueroa Street, Suite 3500, Los Angeles, California 90017.

FOURTH: The name and the address of the Member is as follows:

CB Richard Ellis Investors, L.L.C.

865 South Figueroa Street, Suite 3500

Los Angeles, California 90017

FIFTH: The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the business and purposes described herein, including all powers, statutory or otherwise, possessed by members under the laws of the State of Delaware. The Member shall have the authority to bind the Company.

SIXTH: The Member hereby authorizes Vance G. Maddocks to execute and deliver, in the name and on behalf of the Company, any and all agreements, documents, certificates, notices or instruments as may be required or as he may deem necessary in connection with the Company being the manager of 41st Street.

SEVENTH: The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act and (c) the bankruptcy of the Member.

EIGHTH: The Member has contributed ONE HUNDRED DOLLARS (US $100) in cash to the Company, and no other property, to the Company. The Member is not required to make any additional capital contribution to the Company.

NINTH: The Company’s profits and losses shall be allocated in proportion to the capital contribution of the Member.

TENTH: Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

ELEVENTH: One or more additional members of the Company may be admitted to the Company with the consent of the Member and upon being so admitted shall become bound by all of the terms of this Agreement and shall execute a written joinder to this Agreement.

TWELFTH: The Member shall not have any liability for the obligations or liabilities of the Company except to the extent provided in the Act.

THIRTEENTH: The Company shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, the Member, each of its affiliates and any officer or employee of any of them, and may so indemnify any agent of the Company, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil or criminal, administrative or investigative (including, without limitation, an action by or in the right of the Company) by reason of any action or omission in their respective capacities against any liabilities, expenses (including, without limitation, attorneys’ fees and expenses and any other costs and expenses incurred in connection with defending such action, suit or proceeding), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action suit or proceeding, if the Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe its, his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption (i) that the Person did not act in good faith and in a manner which it, he or she reasonably believed to be in or not opposed to the best interests of the Company and (ii) with respect to any criminal action or proceeding, that the person had reasonable cause to believe its, his or her conduct was unlawful. Expenses (including, without limitation, attorneys’ fees, and expenses) incurred by a Person seeking indemnification hereunder shall be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking from the Person to repay such amount if it shall ultimately be determined that the Person is not entitled to indemnification.

For purposes of the preceding paragraph, the word “Person” shall include the Member and any officer, employee or agent of the Company, the Member or any of their respective affiliates.

FOURTEENTH: This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.

FIFTEENTH: This Agreement may be amended in writing by the Member.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the day and year first above written.

CB RICHARD ELLIS INVESTORS, L.L.C., a Delaware limited liability company

By:	/s/ Vance G. Maddocks
Name: Vance G. Maddocks
Title: Executive Managing Director

/s/ Robert H. Zerbst
Name: Robert H. Zerbst
Title: President

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